                                                                Exhibit (a)(15)


Date:                      , August   , 2001

To:           Option Holders
Subject:      Stock Option Exchange Program Offer Expiration Date Approaches!

         Just a reminder to eligible employees and eligible directors who are considering participating in the stock option exchange program that the executed Acceptance Letter must be received by external mail NO LATER THAN 11:59 P.M., Omaha, Nebraska time, on Tuesday, August 28, 2001. Remember, once the offer expires, there will NOT be any other opportunity to submit an acceptance or a withdrawal in connection with the stock option exchange program.

         The program was described in the Offer to Exchange dated August 1, 2001 that was distributed to each eligible employee and eligible director. Also, for those eligible employees located in Australia, Canada, Singapore and The Netherlands, the Offer to Exchange was accompanied by supplementary documents entitled "Addendum for Employees in Australia", "Addendum for Employees in Canada", "Addendum for Employees in Singapore", and "Addendum for Employees in The Netherlands", respectively.

         For more information on the stock option exchange program, refer to the package of materials you received by e-mail or regular mail or contact the following person:

                                    Eric Nipp
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                          Telephone No: (402) 778-1911
                        E-mail Address: nippe@tsainc.com